

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 12, 2009

Mr. Sungjin Kim
Winwheel Bullion Inc.
400 Goddard St
Irving, CA 92618

   RE: **Winwheel Bullion Inc.**
     Form 8-K Item 4.01
     Filed November 26, 2008
     File No. 0-52677

Dear Mr. Kim:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

   Please direct any questions regarding the above to the undersigned at (202) 551-3747.

         Sincerely,

         Patricia Armelin
         Staff Accountant